Exhibit 99.1

Ballard Announces Q2 2023 Results Conference Call

VANCOUVER, BC, July 26, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) will hold a conference call on Wednesday, August 9th, 2023 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2023 operating results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2023/26/c9382.html

%CIK: 0001453015

For further information: Kate Charlton, +1.604.453.3939, investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:15e 26-JUL-23